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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                             SIGNATURE EYEWEAR, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   826918 10 4
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                                 (CUSIP Number)

Michael Prince,  Signature Eyewear, Inc., 498 North Oak St., Inglewood, CA 90301
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 21, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF THE INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP NO. 826918 10 4                 13D                            PAGE 2 OF 4
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   1     NAME OF REPORTING PERSON.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

         Michael Prince
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[_]
                                                                         (b)[_]
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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [_]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                                7     SOLE VOTING POWER

                                      1,039,878
         NUMBER OF           -------  ------------------------------------------
           SHARES               8     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                    0
            EACH             -------  ------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                      1,039,878
                             -------  ------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,039,878
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [_]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2%

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  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
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CUSIP NO. 826918 10 4                 13D                            PAGE 3 OF 4
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ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share, of Signature Eyewear, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 498 North Oak Street, Inglewood, California 90301.


ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) The person filing this statement is Michael Prince, whose address is Signature Eyewear, Inc., 498 Oak Street, Inglewood, California 90301. Mr. Prince is the Chief Executive Officer, Chief Financial Officer and a director of the Issuer, at the address set forth herein.

(d)-(e) During the last five years, Mr. Prince has not been convicted in a criminal proceeding. During the last five years, Mr. Prince has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Prince paid $5,725 for 619,878 of the shares out of personal funds. The remaining 420,000 shares were granted to Mr. Prince as a restricted stock grant for no cash consideration pursuant to his employment agreement dated April 21, 2003.


ITEM 4.  PURPOSE OF TRANSACTION

Mr. Prince is acquiring all 1,039,878 of the shares for investment purposes only and not for any of the purposes enumerated by Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a) See Rows 11 and 13 of the Cover Page. Includes 44,000 shares of common stock of the Issuer that are subject to purchase by Mr. Prince pursuant to options that are currently exercisable.

(b) See Rows 7 through 10 of the Cover Page. Includes 44,000 shares of common stock of the Issuer that are subject to purchase by Mr. Prince pursuant to options that are currently exercisable.

(c) Mr. Prince purchased 475,337 shares of common stock of Signature Eyewear, Inc. from the Weiss Family Trust and Bernard Weiss and Julie Heldman individually, pursuant to a Stock Purchase and Sale Agreement dated April 18, 2003 by and among Mr. Prince, Bernard Weiss and Julie Heldman as Co-Trustees of the Weiss Family Trust, and Bernard Weiss and Julie Heldman individually. Mr. Prince received a grant of 420,000 shares of restricted common stock for no cash consideration pursuant to his employment agreement with the issuer dated April 21, 2003.

(d)  None.

(e)  Not applicable.
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CUSIP NO. 826918 10 4                 13D                            PAGE 4 OF 4
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO
         SECURITIES OF THE ISSUER

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

(1) Agreement for Purchase and Sale of shares, dated April 18, 2003, by and among Bernard Weiss and Julie Heldman, as Co-Trustees of the Weiss Family Trust, Bernard Weiss and Julie Heldman individually, and Michael Prince.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 30, 2003
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Date


/s/ Michael Prince
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Signature


Michael Prince
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Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.